-------------------2002 ANNUAL REPORT------------------------------------

Cagle's Inc. and Subsidiary
A LETTER FROM THE CEO

To Our Stockholders:

The turnaround projected last year did not happen. While market prices improved for a period in late summer, they were not enough to overcome the high cost that the Company was experiencing in a new facility and high cost of debt service among other things. After the disaster of September 11 th, prices began to decline again and in March the industry was dealt another blow as Russia announced a ban on the impact of US Poultry for which they are the major customers for dark meat. The back up of this product domestically further burdened a market place that was amply supplied with meat protein.

In November 2001, the Company received an offer to purchase the Company's interest in its joint Venture company and the affiliated credit company located in Camilla, GA for $50 million. After exploring many alternatives that would allow Cagle's to purchase this company rather than sell, it was decided that it was in the best interest of the company to accept the offer and use the proceeds to retire a large portion of our debt burden. The closing of this transaction occurred on April 30, 2002 subsequent to year-end.

We are continuing our efforts to adjust product mix to maximize the efficiencies of our facilities while upgrading to more premium items.

We are not expecting a quick recovery in the market place as meat supplies continue to be burdensome and the impact of the Russia ban will affect pricing long after it has been lifted. We do, however, expect improvement throughout the year as the new facility in Perry becomes more cost effective through a more stable and trained work force and improved product mix.

We appreciate your continued support as we work to return to profitability.


							Sincerely,



      J. Douglas Cagle
      Chairman and C.E.O.



Management's Discussion and Analysis of Financial Condition and Results of Operations

General
The Company continued to struggle with losses throughout the year as the ramp-up of production at the new Perry, Ga. facility progressed, and with the inefficiencies associated with new in training work force after full slaughter, capacity was reached. Weak markets, especially for boneless breast meat, and a product mix that was still being developed aggravated the situation and added to losses for the year.

Subsequent to year-end, the Company closed the sale of its interest in a joint venture company, Cagle Foods, JV LLC, and an associated credit company which provided grower financing for new broiler and breeder housing for $50,000,000. This sale resulted in a gain of $12,000,000 which will be reflected in first fiscal quarter results. The proceeds of this sale were used to pay down debt, which provided some additional liquidity through the Company's revolving credit facility. $12,500,000 was applied to the revolver with $37,500,000 applied to term debt, all of which reduced the Company's leverage substantially.

Year 2002 compared to 2001
The Company's net revenues increased by 13.7% in 2002 as compared to 2001 and is attributed to a total production tonnage increase of 24.9% as the new processing plant reached full slaughter capacity. Part of the increased revenues is attributed to approximately $9 million of finished feed sale which is non-recurring.

While volume increased, market prices continued to be challenging, especially boneless, skinless breast meat items which comprise a large percentage of the Company' product mix and in most cases were selling substantially lower than quoted market prices. This situation deteriated further late in the fourth quarter when a ban on the purchase of US Poultry was put into place by Russia. This has caused the price of dark meat, for which Russia is the largest export customer, to plummet from already low prices. This has had an effect on other item prices as well, as cheap leg quarters displace other items in the market place domestically.

Gross margins were a negative .88% as compared to a negative 1.7% in 2001. This improvement, while still negative, reflects the move toward full production in the new processing facility, somewhat lower energy prices
countered by slightly higher feed cost (1.88%).   Market prices were better
on average while still depressed.

Selling, delivery and general administrative expense as a group declined by 4% as compared to 2001; however, there was some shifting of expenses within the categories as selling expenses increased and general and administrative declined. Increased were mainly payroll related as sales staffing was increased and commissions which increased by 71%. Legal expenses were lower by 12.2% as the litigation in which the Company is involved began to reach more mature stages.

Income Taxes
Income taxes are computed at statutory rates in conjunction with various tax credits that are available, both state and federal. During the first fiscal quarter of FY 2002, ligislation was passed which will allow the Company to utilize previously earned but unusable and unrecognized tax creditor.


The Company expects to receive a refund of income taxes for this reporting year as a result of loss carry-back provisions of the tax code.

Interest Expense
Interest expense increased substantially (70.7%) as compared to FY 2001.
This increase results from the fact that a large portion of interest incurred during FY 2001 was capitalized as attributable to the capital projects underway during that period. Borrowing levels did not change appreciably during the year and rates were somewhat lower.

Other Income
Other income is mainly the Company's reported share of income from its unconsolidated affiliates plus any gain from assets sales.

Year 2001 Compared to 2000
Net sales declined by 15.72% as compared to 2000 and is the result of lower average market prices, 2% less production and approximately $20 million less product purchased outside for further processing and sale.

Gross margins were a negative 1.7% and reflect the lower selling prices throughout the year and the impact of the high cost and minimum production associated with the start-up of the Perry processing plant and utilities (energy) cost that was 37% higher than the previous year. Grain prices were relatively stable throughout the year.

Selling, delivery, and general administrative expense as a group declined by 1.8%. Lower storage and commissions combined to offset the higher legal expense associated with on-going litigation.

Income taxes are computed at statutory rates in conjunction with various tax credits that are available to the Company. The Company expects to receive a refund of income taxes for this reporting year.

Interest expense increased by 170% as a result of the significant increase in growing throughout the year and will continue to be significant cost for the foreseeable future.

Financial Condition and Liquidity
The Company's liquidity position has been strained throughout most of the year as losses continued and working capital was needed to bring the new plant with its supporting field inventories up to capacity. As of year-end, the revolving credit facility available from the Company's bank group was fully utilized.

Subsequent to March 30, 2002 the Company closed on its agreement to sell its interest in the Camilla Ga. joint venture Company to its portion in the joint venture for $50,000,000. The proceeds which paid down term debt and some revolver debt provided additional liquidity.

The Company expects to re-finance its bank debt during the first quarter and is currently in negotiations to that end. Since term debt after the sale of the joint venture in April is down and does not adequately reflect the value of the assets that are pledged as security, the Company plans to increase the term debt and pay down revolver debt to further improve liquidity.


Five Year Selected Financial Data
(In Thousands, Except Per Share Data)

                      52 Weeks   52 Weeks    53 Weeks  53 Weeks 52 Weeks
                        Ended     Ended       Ended     Ended     Ended
                      March 30,  March 31,   April 1,  April 3, March 28,
                         2002       2001       2000      1999      1998
..                     ---------  ---------  --------- --------- ---------
OPERATING RESULTS:
 Net sales            $ 353,792  $ 279,671  $ 331,852 $ 361,609 $ 355,475
  Operating expenses    375,557    303,819    321,908   330,450   356,087
..                     ---------  ---------  --------- --------- ---------
Operating (loss)income (21,765)   (24,148)     9,944    31,159      (612)
 Interest expense        (9,852)    (5,624)    (2,077)   (2,916)   (3,673)
  Other income, net      12,171     12,232      7,671     5,466     8,405
..                     ---------  ---------  --------- --------- ---------
(Loss) income
   before income taxes  (19,446)   (17,540)    15,538    33,709     4,120
 (Benefit) provision
   for income taxes     (12,485)    (8,491)     5,594    12,201     1,483
..                     ---------  ---------  --------- --------- ---------
 Net (loss) income  $    (6,961) $  (9,049) $   9,944 $  21,508 $   2,637
..                     =========  =========  ========= ========= =========

FINANCIAL POSITION:
 Working capital         18,850     21,705     28,830    30,469    28,281
 Total assets           239,951    245,502    192,470   150,807   139,419
 Long-term debt and
  capital lease
   obligations          114,885    115,429     66,570    36,873    48,366
 Stockholders' equity    64,397     72,203     81,679    73,174    55,142


PERFORMANCE
PER COMMON SHARE:
 Net (loss) income:
  Basic               $   (1.47)  $  (1.91) $    2.09 $    4.42 $    0.53
  Diluted                 (1.47)     (1.91)      2.09      4.41      0.53
  Dividends                   -       0.09       0.12      0.12      0.12
 Book value at the end
  of the year             13.58      15.23      17.19     15.03     11.04
  Average number of
   common shares
   outstanding:
         Basic            4,743      4,742      4,752     4,870     4,994
         Diluted          4,743      4,742      4,755     4,878     5,003


Dividend Policy
The board of directors considers dividends in light of operating results, current earnings trends, and prevailing economic conditions.

Stockholders
As of March 30, 2002, there were 249 stockholders of record of the Company's Class A common stock.

Market Price of Common Stock
The Company's common stock is listed and principally traded on the American Stock Exchange, ticker symbol CGL. Quarterly dividend data and market highs and lows for the past two years were:

                         Fiscal 2002                    Fiscal 2001
..                 ------------------------       ---------------------------
                  Dividend    High     Low       Dividend     High     Low
..                 --------   ------  ------      --------   ---------  -----
   Quarter:
   First            $0.00     11.1     9.85       $0.03       9 1/2    7 1/2
   Second            0.00     11.4     9.8         0.03       8 15/16  6 7/8
   Third             0.00     10.15    6.1         0.03      10 7/8    8 5/8
   Fourth            0.00      9.35    5.75        0.00      11 1/3    9 1/4


Management's Responsibility for
Financial Statements

The management of Cagle's, Inc. and its subsidiary has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accounting principles applied on a consistent basis. In the preparation of the financial statements, it is necessary to make informed estimates and judgments based on currently available information as to the effect of certain events and transactions. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the financial statements.

Cagle's, Inc. and its subsidiary maintain accounting and other controls which management believes provide reasonable assurance that financial records are reliable, assets are safeguarded, and transactions are properly recorded in accordance with management's authorization. However, limitations exist in any system of internal control based upon the recognition that the cost of that system should not exceed the benefits derived.

Cagle's, Inc.'s independent auditors, Moore Stephens Frost, PLC, are engaged to audit the financial statements of Cagle's, Inc. and subsidiary and to express an opinion thereon. Their audit is conducted in accordance with generally accepted auditing standards to enable them to report whether the financial statements present fairly, in all material respects, the financial position and the results of operations and cash flows of Cagle's, Inc. and subsidiary in conformity with generally accepted accounting principles.

/s/ J. Douglas Cagle                   /s/ Kenneth R. Barkley
J. Douglas Cagle                       Kenneth R. Barkley
Chairman and Chief Executive Officer   Senior Vice President Finance,
                                       Treasurer and Chief Financial Officer

May 8, 2002

Independent Auditor's Report

The Board of Directors
Cagle's, Inc. and Subsidiary
Atlanta, Georgia

We have audited the accompanying consolidated balance sheet of Cagle's, Inc. (a Georgia corporation) and subsidiary as of March 30, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cagle's, Inc. and subsidiary as of March 30, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."


/s/ Moore Stephens Frost, PLC

Little Rock, Arkansas

May 8, 2002


Consolidated Balance Sheets
March 30, 2002 and March 31, 2001

ASSETS                                                2002          2001
..                                                   -------       -------
CURRENT ASSETS:
Cash . . . . . . . . . . . . . . . . . . . . . . . $     91      $  1,113
 Trade accounts receivable, less allowance for
  doubtful accounts of $446 and $554 in 2002
  and 2001, respectively . . . . . . . . . . . . .   16,919        11,940
 Inventories . . . . . . . . . . . . . . . . . . .   34,176        35,070
 Refundable income taxes . . . . . . . . . . . . .   10,016         9,485
 Other current assets  . . . . . . . . . . . . . .      559           714
..                                                   -------       -------
  Total current assets . . . . . . . . . . . . . .   61,761        58,322
..                                                   -------       -------

INVESTMENTS IN AND RECEIVABLES FROM
 UNCONSOLIDATED AFFILIATES . . . . . . . . . . . .   45,136        39,097

OTHER ASSETS . . . . . . . . . . . . . . . . . . .    2,232         1,598

ASSETS HELD FOR SALE . . . . . . . . . . . . . . .    6,738             -

PROPERTY, PLANT AND EQUIPMENT, at cost:

 Land  . . . . . . . . . . . . . . . . . . . . . .    2,912         3,225
 Buildings and improvements. . . . . . . . . . . .   92,613        99,557
 Machinery, furniture, and equipment . . . . . . .   95,861       104,015
 Vehicles  . . . . . . . . . . . . . . . . . . . .    6,837         6,852
 Construction in progress  . . . . . . . . . . . .       70             -
..                                                   -------       -------
                                                    198,293       213,649
 Less accumulated depreciation . . . . . . . . . .  (74,209)      (67,164)
..                                                   -------       -------
Property, plant and equipment, net . . . . . . . .  124,084       146,485
..                                                   -------       -------
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . $239,951      $245,502

The accompanying notes are an integral part of these consolidated balance sheets.


Consolidated Balance Sheets
March 30, 2002 and March 31, 2001

(In Thousands, Except Par Values)

LIABILITIES AND STOCKHOLDERS' EQUITY                 2001             2000
..                                               ----------       ----------
CURRENT LIABILITIES:
 Current maturities of long-term debt . . . .  $     9,921      $     8,501
 Accounts payable . . . . . . . . . . . . . .       24,143           17,801
 Accrued expenses . . . . . . . . . . . . . .        8,847           10,315
..                                               ----------       ----------
  Total current liabilities . . . . . . . . .       42,911           36,617
..                                               ----------       ----------

LONG-TERM DEBT  . . . . . . . . . . . . . . .      114,885          115,429
..                                               ----------       ----------
DEFERRED INCOME TAX LIABILITIES . . . . . . .       11,831           13,712
..                                               ----------       ----------
OTHER NONCURRENT LIABILITIES	. . . . . . . .        5,927            7,541

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Preferred stock, $1 par value;
  1,000 shares authorized, none issued  . . .            -
 Common stock, $1 par value;
  9,000 shares authorized, 4,748 shares issued
  and 4,745 and 4,743 shares outstanding in 2002
  and 2001, respectively . . . . . . . . . . .       4,748           4,748
 Treasury stock, at cost . . . . . . . . . . .         (94)           (106)
 Additional paid-in capital  . . . . . . . . .       4,198           4,198
 Retained earnings                                  56,402          63,363
 Other comprehensive income (loss)                    (857)              -
  Total stockholders' equity . . . . . . . . .      64,397          72,203
..                                               ----------       ----------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY. . $   239,951      $  245,502
..                                               ==========       ==========

The accompanying notes are an integral part of these consolidated balance sheets.


Consolidated Statements of Operation
For the Years Ended March 30, 2002, March 31, 2001 and April 1, 2000

(In Thousands, Except Per Share Data)

	2002	2001	2000

NET SALES . . . . . . . . . . . . . . . . $ 353,792  $ 279,671  $ 331,852
COSTS AND EXPENSES:
 Cost of sales  . . . . . . . . . . . . .   356,948    284,434    302,176
 Selling and delivery . . . . . . . . . .    10,259      8,668     10,443
 General and administrative . . . . . . .     8,350     10,717      9,289
..                                          --------   --------   --------
                                            375,557    303,819    321,908
..                                          --------   --------   --------

OPERATING (LOSS) INCOME . . . . . . . . .   (21,765)   (24,148)     9,944

OTHER (EXPENSE) INCOME:
 Interest expense . . . . . . . . . . . .    (9,852)    (5,624)    (2,077)
 Other income, net  . . . . . . . . . . .     1,213        317        423

(LOSS) INCOME BEFORE EQUITY IN
 EARNINGS OF UNCONSOLIDATED
 AFFILIATES AND INCOME TAXES  . . . . . .   (30,404)   (29,455)     8,290

EQUITY IN EARNINGS OF
 UNCONSOLIDATED AFFILIATES  . . . . . . .    10,958     11,915      7,248
..                                          --------   --------   --------
INCOME BEFORE INCOME TAXES  . . . . . . .   (19,446)   (17,540)    15,538

(BENEFIT) PROVISION FOR INCOME TAXES  . .   (12,485)    (8,491)     5,594

NET (LOSS) INCOME   . . . . . . . . . . . $  (6,961) $  (9,049) $   9,944
..                                          ========   ========   ========

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING:
 Basic  . . . . . . . . . . . . . . . . .     4,743      4,742      4,752
..                                          ========   ========   ========
 Diluted  . . . . . . . . . . . . . . . .     4,743      4,742      4,755
..                                          ========   ========   ========

PER COMMON SHARE:
 Net (loss) income
  Basic   . . . . . . . . . . . . . . . . $   (1.47) $   (1.91) $    2.09
..                                          ========   ========   ========
  Diluted . . . . . . . . . . . . . . . . $   (1.47) $   (1.91) $    2.09
..                                          ========   ========   ========
  Dividends . . . . . . . . . . . . . . . $       -  $    0.09  $    0.12
..                                          ========   ========   ========

The accompanying notes are an integral part of these consolidated balance sheets.


Consolidated Statements of Stockholders' Equity
For the Years Ended March 30, 2002, March 31, 2001 and April 1, 2000

(In Thousands)
                                                            Accumu-
                                                            ulated
                                                            Other
                                            Addit-   Reta-  Compre-
               Common Stock  Treasury Stock ional    ined   hensive
               ------------- -------------- Paid-In  Earn-  Income
               Shares Amount Shares  Amount Capital  ings   (Loss)   Total
..              ------ ------ ------  ------ ------- ------- ------- -------
BALANCE, April
 3, 1999       $4,797 $4,797    (6)  $(124) $ 5,035 $63,466 $    -  $73,174
 Purchase
  and
  retirement
  of common
  stock           (49)   (49)    -       -     (839)      -      -     (888)
 Purchase of
  treasury stock    -      -    (6)   (106)       -       -      -     (106)
 Exercise of
  stock options     -      -     6     124        2       -      -      126
 Net income         -      -     -       -        -   9,944      -    9,944
 Cash dividends
  Paid              -      -     -       -        -    (571)     -     (571)
..              ------ ------ ------  ------ ------- ------- ------- -------
BALANCE, April
 1, 2000        4,748  4,748    (6)   (106)   4,198  72,839      -   81,679

 Net loss           -      -     -       -        -  (9,049)     -   (9,049)
 Cash dividends
  Paid              -      -     -       -        -    (427)     -     (427)
..              ------ ------ ------  ------ ------- ------- ------- -------
BALANCE, March
 31, 2001       4,748  4,748    (6)   (106)   4,198  63,363      -   72,203

 Cumulative
  effect of
  accounting
  change
  (Note 1)          -      -     -       -        -       -   (944)   (944)
 Net loss           -      -     -       -        -  (6,961)     -  (6,961)
 Unrealized gain
  on interest
  rate swaps        -      -     -       -        -       -     87      87
 Comprehensive
  Loss              -      -     -       -        -       -      -  (6,874)

Exercise of stock
 Options            -      -     3      12        -       -      -      12
..              ------ ------ ------  ------ ------- ------- ------- -------
BALANCE, March
 30, 2002       4,748 $4,748    (3)  $ (94) $ 4,198 $56,402 $ (857) $64,397
..              ====== ====== ======  ====== ======= ======= ======= =======

The accompanying notes are an integral part of these consolidated balance sheets.


Consolidated Statements of Cash Flows
For the Years Ended March 30, 2002, March 31, 2001 and April 1, 2000

(In Thousands)

                                                2002       2001       2000
..                                            ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss) income                           $ (6,961)  $ (9,049)  $  9,944
 Adjustments to reconcile net (loss)
  income to net cash (used in) provided
  by operating activities
   Depreciation                                15,002     10,021      7,825
   Amortization                                   454          -          -
   Gain on disposal of property, plant
    and equipment                              (1,020)       (36)      (231)
   Income from unconsolidated affiliates,
    net of distributions                       (6,039)    (4,463)    (6,435)
   Change in deferred income tax liabilities   (1,881)       925      1,058
   Changes in operating assets and liabilities
    Trade accounts receivable, net             (4,979)     3,321      7,272
    Inventories                                   894     (3,958)     3,179
    Notes receivable                                -      1,400          -
    Refundable income taxes                      (531)    (9,485)         -
    Other current assets                          155      2,251     (1,786)
    Accounts payable                            6,342      7,048     (2,051)
    Accrued expenses                           (2,468)      (327)       866
..                                            ---------  ---------  ---------
Net cash (used in) provided by operating
 Activities                                    (1,032)    (2,352)    19,641
..                                            ---------  ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to property, plant, and equipment     (860)   (60,003)   (41,954)
 Proceeds from disposal of property, plant
  and equipment                                 2,541         36        271
 Increase in other assets                         (88)      (529)      (375)
 Decrease in other liabilities                 (2,471)     3,886          -
..                                            ---------  ---------  ---------
Net cash used in investing activities            (878)   (56,610)   (42,058)
..                                            ---------  ---------  ---------

The accompanying notes are an integral part of these consolidated balance sheets.


For the Years Ended March 30, 2002, March 31, 2001 and April 1, 2000

(In Thousands)
                                                  2002     2001      2000
..                                               -------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt . . . $52,823 $105,007 $100,094 Payments of long-term debt and capital lease
  Obligations . . . . . . . . . . . . . . . . . (51,947)  (54,031)  (66,809)
 Proceeds from exercise of stock options  . . .      12         -       126
 Repurchase and retirement of common stock  . .       -         -      (888)
 Purchase of treasury stock . . . . . . . . . .       -         -      (106)
 Cash dividends paid  . . . . . . . . . . . . .       -      (427)     (571)
..                                               -------  --------  --------
   Net cash provided by financing activities. .     888    50,549    31,846
..                                               -------  --------  --------

NET (DECREASE) INCREASE IN CASH . . . . . . . .  (1,022)   (8,413)    9,429

CASH AT BEGINNING OF YEAR . . . . . . . . . . .   1,113     9,526        97
..                                               -------  --------  --------
CASH AT END OF YEAR . . . . . . . . . . . . . .  $   91  $  1,113  $  9,526
..                                               =======  ========  ========


SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION
 Interest paid  . . . . . . . . . . . . . . . . $10,658  $  8,084  $  1,379
 Income taxes (refunded) paid . . . . . . . . . (10,111)   (2,317)    6,026

The accompanying notes are an integral part of these consolidated balance sheets.


Notes to Consolidated Financial Statements
March 30, 2002, March 31, 2001 and April 1, 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------
Principles of Consolidation
The consolidated financial statements include the accounts of Cagle's, Inc. and it's wholly owned subsidiary (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated affiliates are accounted for under the equity method.

Nature of Operations
The Company operates as a vertically integrated poultry processor. As such, its operations, which are located in Southeastern United States, consist of breeding, hatching, and growing chickens; feedmill; processing; and further processing and marketing operations. The Company's products are primarily sold in the United States to supermarkets, food distributors, food processing companies, national fast-food chains, and institutional users.

Integrated poultry processors operate in an environment wherein the commodity nature of both their products for sale and their primary raw materials causes sales prices and purchase costs to fluctuate, often on a short-term basis, due to the worldwide supply and demand situation for those commodities. The supply and demand factors for their products for sale and the supply and demand factors for their primary raw materials correlate to a degree, but are not the same, thereby causing margins between sales price and production costs to increase, to decrease, or to invert, often on a short-term basis.

The Company operates in one segment, as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information."

Revenue Recognition
The Company recognizes revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, the Company's price to the buyer is fixed and determinable, and collectibility is reasonably assured.

Cash Equivalents
For the purposes of the consolidated statement of cash flows, the Company considers all highly liquid cash investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Live field inventories of broilers are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on monthly egg production. Finished products; feed, eggs, and medication; and supplies are stated at the lower of cost (first-in, first-out method) or market. Inventories at March 30, 2002 and March 31, 2001 consist of the following (in thousands):
                                            2002        2001
..                                        ---------   ---------
      Finished products . . . . . . . .  $  11,116   $  14,289
      Field inventory and breeders. . .     16,789      15,396
      Feed, eggs, and medication  . . .      4,395       3,780
      Supplies  . . . . . . . . . . . .      1,876       1,605
..                                        ---------   ---------
                                         $  34,176   $  35,070
..                                        =========   =========

Property, Plant, and Equipment
Property, plant, and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following lives:

      Buildings and improvements . . . . . . . . 3 to 30 years
      Machinery, furniture and equipment . . . . 3 to 17 years
      Vehicles . . . . . . . . . . . . . . . . . 3 to 8 years

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Maintenance and repairs are charged to expense as incurred. Major additions and improvements of existing facilities are capitalized. For retirements or sales of property, the Company removes the original cost and the related accumulated depreciation from the accounts and the resulting gain or loss is reflected in other income, net in the accompanying statements of income.

Employee Insurance Claims
The Company is self-funded under a minimum premium arrangement for the majority of employee claims under its group health plan. Since May 1992, the union employees of the Company have been covered for health insurance under a union health plan. The Company is self-insured for the majority of its workers' compensation risks. The Company's insurance programs are administered by risk management specialists. Insurance coverage is obtained for catastrophic workers' compensation and group health exposures, as well as those risks required to be insured by certain state laws. The Company's accrual for group health and workers' compensation liabilities of approximately $3,702,000 and $4,228,000 as of March 30, 2002 and March 31, 2001, respectively, is included in accrued expenses in the accompanying balance sheets.

Earnings Per Share
Net income amounts presented in the accompanying statements of operations represent amounts available or related to stockholders. The following table reconciles the denominator of the basic and diluted earnings per share computations (in thousands):

                                              2002    2001    2000
..                                            -----   -----   -----
      Weighted average common shares . . . . 4,743   4,742   4,752
	Incremental shares from assumed
       conversions of options  . . . . . . .     -       -       3
..                                            -----   -----   -----
      Weighted average common shares and
       dilutive potential common shares  . . 4,743   4,742   4,755
..                                            =====   =====   =====

Fiscal Year
The Company's fiscal year closing date is the Saturday nearest March 31. Each of the three fiscal years presented include operations for a fifty-two week period.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives
The Company utilizes interest rate swaps to reduce interest rate risks on certain of its variable rate debt. The Company does not hold or issue derivative financial instruments for trading purposes. Effective April 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), as amended, which established accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged.

The following is an analysis of the changes in the net gain on cash flow hedges included in other comprehensive income (in thousands):

     Balance, beginning of year . . . . . . . . . $       -
     Cumulative effect of accounting change . . .      (944)
     Net gain for the year  . . . . . . . . . . .       106
     Ineffective hedge transferred to earnings. .       (19)
..                                                 ----------
     Net other comprehensive income . . . . . . .        87
     Balance, end of year . . . . . . . . . . . . $    (857)
..                                                 ==========

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Fair Value of Financial Instruments
The book values of cash, trade accounts receivable, accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different from the stated value at March 30, 2002 and March 31, 2001.

The Company has entered into interest rate swap agreements with a total notional amount of $25,000,000 to fix the interest rate paid on portions of amounts outstanding under its term credit facilities. The fair value of the interest rate swap agreements was approximately $(968,000) and ($977,000) at March 30, 2002 and March 31, 2001, respectively.

Accounting for the Impairment of Long-Lived Assets
The Company periodically evaluates whether events and circumstances have occurred which indicate that long-lived assets are impaired or that remaining estimated lives may warrant revision and uses an estimate of undiscounted cash flows over remaining lives of long-lived assets in measuring whether the assets are recoverable. Management believes the long-lived assets are appropriately valued in the accompanying balance sheets.


Accounting for Stock-Based Compensation
The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees." Accordingly, no compensation cost was recognized for stock options, as all options were granted at an exercise price equal to or greater than the estimated fair value of the common stock at the date of grant, as determined by the Company's board of directors. The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation," as required for disclosure purposes. SFAS No. 123 requires that companies, which do not choose to account for stock-based compensation as prescribed by this statement shall disclose pro forma effects on earnings as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.

No disclosure of pro forma earnings is required, as the Company did not grant any stock options during fiscal years 2002, 2001 and 2000.

Shipping and Handling Costs
In September 2000, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 was effective in the fourth quarter of fiscal year 2001 and addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that, if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Shipping and handling costs included in cost of sales totaled $12.7 million, $9.3 million and $9.6 million in 2002, 2001 and 2000, respectively.

Recently Issued Accounting Standards
In August 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). The Statement requires that long-lived assets to be disposed of other than by sale be considered held and used until they are to be disposed of. SFAS No. 144 requires that long-lived assets to be disposed of by sale be accounted for under the requirements of SFAS No. 121. SFAS No. 121 requires that such assets be measured at the lower of carrying amounts or fair value less cost to sell and to cease depreciation (amortization). SFAS No. 144 requires a probability-weighted cash flow estimation approach in situations where alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range of possible future cash flow amounts are estimated. As a result, discontinued operations will no longer be measured on a net realizable basis, and future operating losses will no longer be recognized before they occur. Additionally, goodwill was removed from the scope of SFAS No. 144. As a result goodwill will no longer be required to be allocated to long-lived assets to be tested for impairment. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Management will adopt SFAS No. 144 in fiscal 2003 and is currently in the process of evaluating the effect this new standard will have on the Company's consolidated financial position and results of operations.

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On August 15, 2001, the FASB issued SFAS No. 143, "Accounting for Asset
Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.
An entity shall recognize the cumulative effect of adoption of SFAS No. 143 as a change in accounting principle. The Company is not currently affected by this Statement's requirements.

In June 2001, the FASB issued SFAS No. 141 ("SFAS 141"), "Business Combinations," and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," collectively referred to as the "Standards." SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, "Business Combinations."
SFAS 141         (1) requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provides specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) requires that unamortized negative goodwill be written off immediately as an extraordinary gain. SFAS 142 supersedes APB 17, "Intangible Assets," and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets,
(2) requires testing of goodwill and indefinite-lived intangible assets on an annual basis for impairment (and more frequently if the occurrence of an event or circumstance indicates an impairment), (3) requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) removes the forty-year limitation on the amortization period of intangible assets that have finite lives. The provisions of the Standards also apply to equity-method investments made both before and after June 30, 2001. SFAS 141 requires that the unamortized deferred credit related to an excess over cost arising from an investment acquired prior to July 1, 2001 accounted for using the equity method (equity-method negative goodwill), must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off immediately and recorded as an extraordinary gain. The Company is not currently affected by this Statement's requirements.

2.	LONG-TERM DEBT
Long-term debt at March 30, 2002 and March 31, 2001 consists of the following (in thousands):

                                                      2002         2001
..                                                  ----------   ----------
Term note payable; interest rate of 7.86% at
 March 30, 2002, principal and interest
 payable quarterly of $209, through maturity
 April 1, 2011. . . . . . . . . . . . . . . . . .  $   26,887   $   27,000

Revolving credit agreement with a syndicate
 of banks, maturing July 1, 2004, variable
 interest rates (ranging from 4.63% to 4.65%
 at March 30, 2002) . . . . . . . . . . . . . . .      39,980       30,490

Other notes payable at varying interest rates
 and maturities.  . . . . . . . . . . . . . . . .          42           55
..                                                  ----------   ----------
                                                      124,806      123,930

Less current maturities . . . . . . . . . . . . .      (9,921)      (8,501)
..                                                  ----------   ----------
Long-term debt, less current maturities . . . . .  $  114,885   $  115,429

The Company's debt agreements contain certain restrictive covenants which require that the Company maintain (1) a current ratio of at least 1.5:1; (2) an interest coverage ratio of at least 1.1:1, as defined; (3) a ratio of total debt to capital, as defined, of not more than .65:1; (4) a minimum tangible net worth, as defined, subject to increase based on the Company's net earnings; and (5) capital expenditures not to exceed certain limits, as defined in the debt agreements. As of March 30, 2002, the Company was in compliance with these covenants or any violations had been waived.

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Aggregate maturities of long-term debt during the years subsequent to March
30, 2002 are as follows (in thousands):

      2003 . . . . . . . $    9,921
      2004 . . . . . . .     50,150
      2005 . . . . . . .     10,173
      2006 . . . . . . .     10,295
      2007 . . . . . . .     25,901
      Thereafter . . . .     18,366
..                         ---------
                          $ 124,806

3.	INCOME TAXES
The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

Effective in fiscal 1989, the Revenue Act of 1987 rescinded the cash-basis method of accounting for tax purposes previously used for the Company's farming operations. Approximately $3,389,000 of previously recorded income tax liabilities was indefinitely deferred. Under tax laws enacted in 1997, such liabilities are required to be amortized into taxable income over a twenty-year period.

  Income tax (benefits) provisions are reflected in the statements of income as follows (in thousands):
                                       2002       2001       2000
..                                    --------   --------   --------
  Current taxes . . . . . . . . . .  $ (5,604)  $ (9,416)  $  4,536
  Change in valuation allowance . .    (5,000)         -          -
..                                    --------   --------   --------
                                      (10,604)    (9,416)     4,536

  Deferred taxes  . . . . . . . . .    (1,881)       925      1,058
..                                    --------   --------   --------
                                     $(12,485)  $ (8,491)  $  5,594

A reconciliation between income taxes computed at the federal statutory rate and the Company's (benefit) provision for income taxes is as follows (in thousands):

                                              2002       2001       2000
..                                           --------   --------   --------
 Federal income taxes at statutory rate . . $ (6,612)  $ (5,964)  $  5,283
 State income taxes, net of federal benefit     (397)      (695)       615
 Change in valuation allowance  . . . . . .   (5,000)       161      5,085
 Jobs and investment tax credits  . . . . .        -     (1,993)    (5,389)
 Other  . . . . . . . . . . . . . . . . . .     (476)         -          -
..                                           --------   --------   --------
                                            $(12,485)  $ (8,491)  $  5,594


Components of the net deferred income tax liability at March 30, 2002 and March 31, 2001 relate to the following (in thousands):
                                                   2002          2001
..                                              -----------   -----------
Deferred income tax liabilities
 Family farm cash-basis deferral . . . . . . . $   (2,711)   $   (2,881)
 Inventories . . . . . . . . . . . . . . . . .     (1,335)       (1,552)
 Property and depreciation . . . . . . . . . .    (10,608)       (7,787)
 Income from joint ventures  . . . . . . . . .     (4,642)       (5,282)
 Other . . . . . . . . . . . . . . . . . . . .       (444)         (408)
..                                              -----------   -----------
                                                  (19,740)      (17,910)
..                                              -----------   -----------
Deferred income tax assets
 Tax credit carryforwards  . . . . . . . . . . $    9,073    $   11,580
 Net operating loss carryforward . . . . . . .      3,485             -
 Accrued expenses  . . . . . . . . . . . . . .      1,394         2,067
 Other . . . . . . . . . . . . . . . . . . . .        721           625
..                                              -----------   -----------
                                                   14,673        14,272

Less valuation allowance . . . . . . . . . . .     (6,764)      (10,074)
..                                              -----------   -----------
                                                    7,909         4,198

Net deferred income tax liability  . . . . . . $  (11,831)   $  (13,712)

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The Company has federal and state tax credit carryforwards of approximately
$9,070,000, which are available to reduce income taxes through 2012. Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. Due to the significant amount of income that would be needed to fully utilize the credits available, the Company has recorded a valuation allowance for a significant portion of the deferred tax asset associated with the tax credit carryforwards.

Effective April 2001, the state of Georgia enacted a law which gave the Company the ability to use up to $5,000,000 of tax credit carryforwards to offset state payroll withholding taxes. In accordance with SFAS No. 109, "Accounting for Income Taxes," the applicable portion of the valuation allowance has been adjusted during fiscal 2002 and included in income.

4.	STOCKHOLDERS' EQUITY
Beginning in 1990, the board of directors authorized the purchase of up to $2,500,000 of the Company's stock on the open market. In February 2000, the board increased the authorized amount to $15,000,000. As of March 31, 2002, 636,240 shares had been repurchased and retired by the Company at a total cost of approximately $9,054,000.

5.	STOCK OPTION PLAN
In May 1993, the board of directors approved an incentive stock option plan (the "Plan"). Under the provisions of the Plan, options to purchase a maximum of 125,000 shares may be granted through 2003. The administrator of the Plan, appointed by the board of directors, determines the grantee, vesting period, exercise date, and expiration dates for all options granted. In addition, the Plan provides for the issuance of options at prices not less than market value at the date of grant. During May 1993, the Company granted 31,250 options with an exercise price of $9.30 under the Plan. No additional options have been granted since 1993. During 2002, 2,500 options were exercised, and no options expired in 2002, leaving 2,500 options exercisable at March 30, 2002. During 2001, no options were exercised and 1,250 expired leaving 5,000 options exercisable at March 31, 2001.

6.	SALES OF FACILITIES
On September 29, 2001, the Company entered into an agreement to sale an idled processing facility in Atlanta to an unrelated party for $3,500,000. Under the terms of the agreement, the Company received a cash payment at closing of $2,500,000 and an unsecured note receivable bearing interest at 7.5% per annum for the balance. Interest under this note is payable quarterly commencing on December 1, 2001 and continuing through September 1, 2006. Starting April 1, 2002 and continuing each April 1 thereafter, the Company is to receive principal payments equal to the lesser of $200,000 or five percent (5%) of excess cash flows, as defined in the note agreement. Any remaining outstanding principal balance on the note is due and payable on September 28, 2006. Repayment of the note receivable has been guaranteed by the majority stockholder of the purchaser. The resulting gain on this sale of $1,000,000 has been deferred at March 30, 2002 and will be recognized as the note is collected.

On December 3, 2001, the Company sold its idled processing facility in Macon, Georgia to an unrelated party for a purchase price of $6,800,000. The Company received a cash payment subsequent to closing of $75,000 and a note receivable secured by a first mortgage bearing interest at 6.0% per annum for the balance. Under the terms of the note agreement, the Company is to receive a total of at least $320,000 on or before September 30, 2002 and thereafter shall receive at least the accrued interest outstanding on an annual basis, with all principal and interest due no later than September 30, 2008. As of March 30, 2002, payments received on this note have been recorded as a deposit liability in the accompanying financial statements. Once sufficient payments have been received to meet the initial investment criteria required for real estate sales, the Company will recognize the sale of these assets. At March 30, 2002, the net book value of the assets held for sale was approximately $6,738,000.


7.  INVESTMENTS IN AND RECEIVABLE FROM UNCONSOLIDATED AFFILIATES
On March 26, 1993, the Company acquired a fifty percent equity interest in Cagle Foods JV, LLC ("Cagle Foods"), a joint venture formed with an unrelated party to own and operate the Company's processing facility at Camilla, Georgia (Note 12).

The Company occasionally sells eggs and broilers to and purchases processed products from the joint venture. In addition, the Company performs certain management and administrative services for the joint venture. Sales to, purchases from, accounts payable to and receivable from, and service fees

charged to the joint venture are based on terms consistent with those of unrelated parties and are summarized as follows (in thousands):

                                       2002       2001       2000
..                                    --------   --------   --------
   Sales . . . . . . . . . . . . . . $     61   $  1,798   $  3,024
   Purchases . . . . . . . . . . . .    5,017      4,509      5,425
   Accounts receivable . . . . . . .      186         37         62
   Accounts payable  . . . . . . . .    1,031        310          -
   Administrative service fees . . .    1,348      1,320      1,683

On November 14, 1997, the Company acquired a thirty percent equity interest in a joint venture with its joint venture partner in Cagle Foods. During 1998, the Company contributed certain property, plant, and equipment and other assets in exchange for its equity interest in the new joint venture. This joint venture constructed a processing facility in Albany, Kentucky, which began limited operations in November 1998.

The Company accounts for its investments in affiliates using the equity method. The Company's share of affiliates' earnings and management fees was approximately $10,958,000, $11,915,000 and $7,248,000 for the years ended
March 30, 2002, March 31, 2001 and April 1, 2000, respectively. At March 30, 2002, undistributed retained earnings from affiliates were approximately $30,115,000. The Company's share of the affiliates earnings are based on the audited results for the year ended December 30, 2001, adjusted for the unaudited results for interim periods.

Summarized combined unaudited balance sheet information for unconsolidated affiliates as of March 30, 2002 and March 31, 2001 is as follows (in thousands):
                                                  2002        2001
..                                              ----------  ----------
    Current assets  . . . . . . . . . . . . .  $  103,290  $   89,414
    Noncurrent assets . . . . . . . . . . . .     155,848     177,552
..                                              ----------  ----------
    Total assets  . . . . . . . . . . . . . .  $  259,138  $  266,966

    Current liabilities . . . . . . . . . . .      47,696      45,920
    Noncurrent liabilities  . . . . . . . . .      99,213     121,797
    Owners' equity  . . . . . . . . . . . . .     112,229      99,249
..                                              ----------  ----------
    Total liabilities and owners' equity       $  259,138  $  266,966
..                                              ----------  ----------

Summarized combined unaudited statements of income information for unconsolidated affiliates for the years ended March 30, 2002, March 31, 2001 and April 1, 2000 is as follows (in thousands):

                                 2002         2001         2000
..                             ----------   ----------   ----------
    Net sales . . . . . . . . $  394,754   $  392,181   $  332,824
    Gross profit  . . . . . .     44,427       52,574       24,079
    Operating income  . . . .     33,752       35,209       20,843
    Income before taxes . . .     30,709       29,426       14,894


8.	MAJOR CUSTOMERS
Sales to the Company's major customer during 2002 and 2001 was approximately $57,515,000 (16%) and $54,413,000 (19%), respectively of net sales. The
Company had sales to two major customers during 2000 of approximately $80,161,000 (24%) and $59,191,000 (18%), respectively of net sales.
Additionally, in fiscal 2001, a major portion of the joint venture's sales (Note 7) was to one of the Company's largest customers. The Company had an agreement with this customer to supply finished products under a cost-plus arrangement, and approximately 17% of the Company's production was committed to the customer during 2001. Under the arrangement, production in excess of the customer's demands and by-products were sold to other customers. The Company ceased selling to this customer as of July 2000.

9.	BENEFIT PLANS
Under a collective bargaining agreement, the Company contributes to a multi-employer pension plan for the benefit of certain employees who are union members. A separate actuarial valuation for

this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not available. Under the Employee Retirement Income Security Act of 1974, as amended in 1980, an employer, upon withdrawal from a multi-employer plan, is required, in certain cases, to continue funding its proportionate share of the plan's unfunded vested benefits. The Company's contribution rate is a fixed-dollar amount per eligible employee. The Company made total contributions to the union plan of approximately $207,000, $268,000 and $247,000 in 2002, 2001 and 2000, respectively.

The Company has a 401(k) retirement plan for employees not covered by a collective bargaining agreement. Under the plan, the Company matches contributions up to two percent of participating employees' salaries. Additional contributions may be made at the discretion of the Company's board of directors. The Company made matching contributions of approximately $267,000, $272,000 and $277,000 in 2002, 2001 and 2000, respectively. No discretionary company contributions have been made to this plan.

The Company does not provide postretirement medical or other benefits to employees.

10. COMMITMENTS AND CONTINGENCIES
The Company leases certain of its buildings, equipment, and vehicles under noncancellable operating leases. The statements of income include rental expense relating to these operating leases of approximately $3,588,000, $2,579,000 and $1,562,000 in 2002, 2001 and 2000, respectively.

At March 30, 2002, future minimum payments under noncancellable operating leases were as follows (in thousands):

             2003 . . . . . . . . . . . . $ 2,334
             2004 . . . . . . . . . . . .   2,093
             2005 . . . . . . . . . . . .   1,848
             2006 . . . . . . . . . . . .   1,080
             2007 . . . . . . . . . . . .     704
             Thereafter . . . . . . . . .       3
..                                         -------
             Total  . . . . . . . . . . . $ 8,062

The Company has entered into contracts for the purchase of grain, primarily corn and soybean meal and other feed ingredients. These contracts specify the quantity to be purchased, and the cost is determined upon delivery using current market prices. The Company estimates its purchase commitments under these contracts to be approximately $5,965,000 at March 30, 2002, which approximates current market price.

At March 31, 2001 the Company was involved, as were many other companies in the industry, in purported class action litigation brought on by several independent growers. During fiscal 2002 the Company settled its portion of the lawsuits by paying approximately $598,000. At March 30, 2002 the Company continues to vigorously defend these lawsuits. As such, the Company has not accrued any losses in connection with these lawsuits.

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

11. CONCENTRATION OF CREDIT RISK
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables with a variety of customers. The Company generally does not require collateral from its customers. However, such credit risk is considered by management to be limited due to the Company's broad customer base and its customers' financial resources.

12. SUBSEQUENT EVENT
During April, 2002, the Company entered into an agreement to sell its interest in Cagle Foods JV, LLC to its partner in the venture for $50,000,000. These proceeds, which were received at closing on April 30, 2002, were applied to reduce the Company's outstanding indebtedness under its term note by $37,500,000 and its revolving credit agreements by $12,500,000.

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13. QUARTERLY FINANCIAL DATA (UNAUDITED)
Quarterly financial data is as follows (in thousands, except per share data):

                                                                Earnings
                                           Operating            Per Share
                                   Net      Income       Net    (Basic and
                                  Sales     (Loss)     Income   Diluted)
..                               ---------  --------   --------  ----------
Fiscal year 2001 quarter ended:
 June 30, 2001                  $  88,943  $ (4,958)  $  2,413    $  0.51
 September 29, 2001                84,440    (2,342)    (1,372)     (0.29)
 September 29, 2001                85,560    (3,858)    (1,428)     (0.30)
 March 30, 2002                    94,849   (10,607)    (6,574)     (1.39)

Fiscal year 2001 quarter ended:
 July 2, 2000                    $ 71,260  $ (2,603)  $   (189)   $ (0.04)
 September 30, 2000                74,889    (1,719)       590       0.12
 December 30, 2000                 61,705    (9,300)    (5,082)     (1.07)
 March 31, 2001                    71,817   (10,526)    (4,368)     (0.92)

Fiscal year 2001 quarter ended:
 July 3, 1999                      88,947     5,015      3,388       0.71
 October 2, 1999                   85,793     4,482      3,233       0.68
 January 1, 2000                   79,234     1,614      2,334       0.49
 April 1, 2000                     77,878    (1,167)       989       0.21

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Officers and Directors

Cagle's, Inc.
Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

JERRY D. GATTIS
President and Chief Operating Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

JOHN J. BRUNO
Senior Vice President Sales and
Marketing

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

JAMES DAVID CAGLE
Vice President New Product Sales

GEORGE DOUGLAS CAGLE
Vice President New Product
Development

A. BRAD HARP
Vice President, Live Production

Board of Directors

J. DOUGLAS CAGLE
Chairman, Cagle's, Inc.

JERRY D. GATTIS
President and Chief Operating Officer, Cagle's, Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO, Cagle's, Inc.

GEORGE DOUGLAS CAGLE
Vice President New Product
Development, Cagle's, Inc.

JAMES DAVID CAGLE
Vice President New Product Sales
Cagle's, Inc.

CANDACE CHAPMAN
Principal, C2Associates, Ltd.

MARK M. HAM IV
Vice President Management
Information Systems, Cagle's, Inc.

PANOS KANES
Partner Kanes & Benator Law Firm
Partner Kanes & Benator and Co., LLP CPA's

JOHN J. BRUNO
Senior Vice President Sales and
Marketing, Cagle's, Inc.

G. BLAND BYRNE
Partner
Byrne, Moore & Davis

Audit Committee
CANDACE CHAPMAN, Chairperson
G. BLAND BYRNE
GEORGE DOUGLAS CAGLE



Subsidiary
Cagle's Farms Inc.

Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

JERRY D. GATTIS
President and Chief Operating Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

A. BRAD HARP
Vice President, Live Production

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

Board of Directors

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer Cagle's, Inc./Cagle's Farms Inc.

JERRY D. GATTIS
President and Chief Operating Officer Cagle's, Inc./Cagle's Farms Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/ Treasurer/CFO Cagle's, Inc./Cagle's Farms Inc.

MARK M. HAM IV
Vice President Management
Information Systems
Cagle's, Inc./Cagle's Farms Inc.

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

Corporate Data

Annual Stockholders' Meeting

The Annual Stockholders'
Meeting will be conducted at the Corporate Headquarters, 2000
Hills Avenue, N.W., Atlanta,
Georgia, at 11:00 A.M. on
Friday, July 12, 2002.

Form 10-K

The Form 10-K Annual Report
for 2002, as filed by the Company with the Securities and Exchange Commission, is available to
Cagle's, Inc. stockholders after
June 30, 2002 on request and
without charge.

Write

KENNETH R. BARKLEY
SENIOR VICE PRESIDENT
FINANCE/TREASURER/CFO
Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, Georgia 30318

General Information

Registrar and Transfer Agent
SUNTRUST BANK
Atlanta, Georgia

Legal Counsel
BYRNE, MOORE & DAVIS P.C.
Atlanta, Georgia

Auditors
MOORE STEPHENS FROST, PLC
Little Rock, Arkansas

Facilities

Corporate Headquarters

2000 Hills Ave., N.W.
Atlanta, Georgia 30318

COLLINSVILLE, Alabama
Processing, Further Processing &
Distribution

ATLANTA, Georgia
Distribution & Further Processing

DALTON, Georgia
Feed Mill, Hatchery & Growout

PINE MOUNTAIN VALLEY, Georgia
Processing & Deboning

FORSYTH, Georgia
Feed Mill, Hatchery & Growout

PERRY, Georgia
Processing Plant & Further Processing

ROCKMART, Georgia
Feed Mill

For current financial and company information, visit our website at cagles.net

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